Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Employee Welfare Benefits Plan Committee
FMC Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-64702, 333-62683, 333-36973, 333-24039, 333-18383, 333-69805, 333-69714, 333-111456, 333-172387 and 333-172388) on Form S-8 of FMC Corporation of our report dated June 12, 2013 with respect to the statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the FMC Corporation Savings and Investment Plan.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 12, 2013